PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:**

Pamela A Raab
_____
Name

1255 Drummers Lane
_____
Suite 105
Address

Wayne   PA   19087
_____
City   State   Zip Code

☐ **Return document by email to:** _____

Certificate of Amendment-Domestic
Limited Partnership/Limited Liability Company
DSCB:15-8622/8822(rev. 2/2017)

‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖

8622

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $125.00

Check one: ☐ **Limited Partnership (§ 8622)**   ☒ **Limited Liability Company (§ 8822)**

In compliance with the requirements of the applicable provisions (relating to certificate of amendment), the undersigned, desiring to amend its Certificate of Limited Partnership/Certificate of Organization, hereby certifies that:

1. **The name of the limited partnership/limited liability company is:**

    THRIVV LLC
    _____

2. **The date of filing of the original Certificate of Limited Partnership/Certificate of Organization:**

    1/4/2021
    _____
    Date(MM/DD/YYYY)

3. **The current registered office address on file with the Department of State:** *Complete part (a) OR (b) – not both:*

    (a) _____

Number and Street	City	State	Zip	County

    (b) c/o: C/O United States Corporation Agents, Inc. Lehigh
    _____

    Name of Commercial Registered Office Provider   **County**

4. *Check, and if appropriate complete, one of the following:*

    ☒ **The amendment adopted by the limited partnership/limited liability company, set forth in full, is as follows:**

    The name of the limited liability company is: WETHRIVV LLC
    _____

    _____

    ☐ **The amendment adopted by the limited partnership/limited liability company is set forth in full in Exhibit A attached hereto and made a part hereof.**

5. *Check, and if appropriate complete, one of the following:*

    ☒ **The amendment shall be effective upon filing this Certificate of Amendment in the Department of State.**

    ☐ **The amendment shall be effective on:** _____ **at** _____

    Date(MM/DD/YYYY)   Hour (if any)

PENN File: August 23, 2022

6. *Check if the amendment restates the Certificate of Limited Partnership/Organization:*

[X] **The restated Certificate of Limited Partnership/Organization supersedes the original Certificate of Limited Partnership/Organization and all previous amendments thereto.**

IN TESTIMONY WHEREOF, the undersigned limited partnership/limited liability company has caused this Certificate of Amendment to be executed this 23rd day of August , 2022 .


THRIVV LLC

Name of Limited Partnership/Limited Liability Company

Amy Batra

Signature

President

Title


Docketing Statement (Changes)
DSCB: 15-134B

BUREAU USE ONLY	
☐ Revenue	☐ Labor & Industry
☐ Other ________________	
File Code _________	File Date _________

Part I. Complete for each filing:

Current name of entity or registrant (*survivor or new entity if merger or conslidation*):
THRIVV LLC

Entity number, if known: ______ **Incorporation/qualification date in PA:** ______

State of Inc: ______ **Federal EIN:** ______ **Specified effective date, if any:** ______

Part II. Check proper box:

X Amendment (complete Section A)	____ Merger, Consolidation or Division (complete Section B, C, or D)
____ Consolidation (complete Section C)	____ Divison (complete Section D)
____ Conversion (complete Section A & E)	____ Correction (complete Section A)
____ Termination (complete Section H)	____ Revival (complete Section G)
____ Dissolution before Commencement of Business (complete Section F)	

X **Section A** - ***Check box(es) which pertain to changes:***

X **Name:**

WETHRIVV LLC

X **Registered Office: Number & street/RD number & box number City State Zip County**

147 Heather Drive, New Hope, Bucks, PA, United States, 18938

X **Purpose:**

Holding and management company

____ **Stock (aggregate number of share authorized):**________ ____ **Effective date:** __________

____ **Term of Existence:** ______________ ____ **Other:** ______________

____ **Section B - Merger** ***Complete Selection A if any changes to surviving entity:***
Merging Entities are: (*attach sheet for additional merging entities)*

Name: **Entity #, if known:**

Effective date: **Inc./qual. date in PA.** **State of Inc.**

Name: **Entity #, if known:**

Effective date: **Inc./qual. date in PA.** **State of Inc.**

____ **Section C - Consolidation**

Consolidating Entities are: *(attach sheet for additional consolidating entities)*
Name:

_____

Entity #, if known: **Inc./qual. date in PA.**   **State of Inc.**

_____

Name:

_____

Entity #, if known: **Inc./qual. date in PA.**   **State of Inc.**

_____

____ **Section D - Division**

Forming new entity(s) named below: (attached sheet for additional entities)

Name: **Entity Number:**

_____

Name: **Entity Number:**

_____

Check one: ____ **Entity named in Part I survives. (any changes, complete Section A)**

____ **Entity named in Part I does not survive.**

____ **Section E - Conversion <u>(complete Section A)</u>**

Check one: ____ **Converted from nonprofit to profit** ____ **Converted from profit to nonprofit**

____ **Section F - Dissolved by Shareholders or Incorporators Before Commencement of Business**

____ **Section G - Statement of Revival** *(complete ection A for any changes to revived entity.)*

Entity named in Part I hereby revives its charter or articles which were forfeited by Proclamation or expired.

____ **Section H - Statement of Termination** *(atttach sheet for aditional entitites involved)*

_____ **filed in the Department of State on** _____ **is/are hereby terminated.**

(type of filing made)   **month/date/year**   **hour, if any**

If merger, consolidation or division, list all entries involved, other than that listed in Part I:

Name: **Entity Number:**

_____

Name: **Entity Number:**

_____